LINCOLN FLOORPLANNING Co., INC.
1326 s. Ridgewood Ave., St. 8B
Daytona Beach, FL  32114
Phone: 386-258-1678

April 17, 2009

Mark Webb, Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

          Re:  Lincoln Floorplanning Co., Inc.
               Form S 1, filed December 18, 2008
               File No.  333 156277

Dear Mr. Webb:

     We have received your comment letter dated January 15, 2009. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised S-1/A Second Amendment. Along with the changes referred to below, our year end financials have been audited and are included in the amended filing. We withdrew our Form 10 filing. A new Form 10 was filed at the same time we filed the S-1/A Second Amendment. The new Form 10 contains all of the appropriate changes necessary to address the comments in your January 15, 2009 letter.

     Our responses to your comments are as follows:

Form S 1 filed December 18, 2008

General

1. We have revised our filing to make it clear that Lincoln will have no further dealing with T&J Auto Sales. See proposed Business page 21 from which the following is extracted:
      Lincoln has provided floorplan financing to T & J Auto Sales, Franklin, NC on a trial basis. Lincoln has provided this financing to T&J in order to develop and perfect its software and procedures to be used on a daily, weekly, and monthly basis for its floor plan services. The trial procedures worked to managements satisfaction. Upon obtaining the necessary capital, Lincoln will begin to offer its floorplan services to other automobile dealerships. Lincoln will first start in the Franklin, NC area and then expand into other parts of North West North Carolina. In order to avoid any possible conflicts of interest Lincoln will have no

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      further dealings with T&J Auto Sales. T&J is owned by Timothy Kuker
      (Lincolns President) and Ronald Worl (Lincolns Vice President). Ronald Smith and Jennifer Taylor are employees of T&J and are shareholders of Lincoln.

2.  We have used the current S-1 front page.

3.  All pages are now numbered.

Cover Page

4.  We have inserted a proper prospectus cover page.

5. We have left blank the prospectus date and will insert the effective date in a post effective amendment.

Summary

6.  We have provided a Summary. See page 5.

Risk Factors

7.  Risk Factors now follows the Summary.

8.  We have eliminated the offensive language in Risk Factors.

9.  The following appears on page 7:
    A portion of our business depends upon obtaining and maintaining required licenses. Of the four states that Lincoln Floorplanning Co. Inc. intends to do business in, differences in licensing and permits in each state exist. Florida requires a sales to sales finance license that annually renews for $175. North Carolina requires a privilege license through the Department of Revenue that renews annually for $250. Georgia and South Carolina have similar licensing requirements. All states require a Certificate of Authority through The Secretary of State office with a one time filing fee. North Carolina's being a one time $250 fee. Each operating office (in addition to previously listed fees) will be required to obtain local county/city business privilege, operating license or occupational license.

    All such licensees are subject to audit by the relevant government agency. Any failure to obtain or maintain required licenses could result in the

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    termination of certain proposed operations.

10. See page 8 and Cash Requirements page 21.

11. We changed "may" to "will".

12. The following appears on page 9:

Potential Liability and Insurance.

    As with all businesses operating in todays somewhat litigious atmosphere, Lincolns intended operations could expose it to a risk of liability for legal damages arising out of its operations. These risks are materially limited to suits for breach of contract and loss of financed vehicles through accidents or other occurrences of property damage. Lincoln intends to carry acceptable levels of secondary comprehensive and collision coverage insuring against loss of the collateral.

    It is not customary or practical to carry insurance against breach of contract suits.

13. We have inserted the efforts we have made in contacting FINRA and obtaining market makers. See page 12.

Dilution

14. The correct number is 6,656,250. We have reviewed all of our figures and there are now no inconsistencies.

15. Please see the new chart on page 14.

Selling Stockholders

16. We have provided a new chart on page 15 that contains all of the requested information.

Plan of Distribution

17. The mention of Argyle was an error.  We have revised the text accordingly.

Description of Registrant's Securities to be Registered

18. The following appears on page 9:

    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

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     Lincoln has one class of stock authorized: i.e. Common stock, with a par value of $0.001. Lincoln has 100 million shares authorized. This registration statement covers 1,065,000 shares currently issued and outstanding and 4,000,000 shares of authorized but unissued shares for a total of 5,065,000 shares being registered.

     The stock is non assessable. Stockholders are not liable for corporate debts. Nevada Revised Statutes (NRS)78.225. The stockholders have unlimited voting rights. NRS 78.196. Stockholders have the right to inspect, copy etc. Lincolns financial records. NRS 78.257. The stockholders have no preemptive rights. NRS 78.267. Nevada Revised Statutes chapter 78 contains other information about the stock and stockholder=s rights.

Experts

19. The following appears on page 19:

     Richard R. Cook, Esq., has issued an opinion letter on this prospectus and registration statement upon which Lincoln has relied. We have included
     Mr. Cooks opinion letter in the prospectus and elsewhere in the registration statement in reliance on this opinion letter, given on his authority as an expert in legal matters. Mr. Cook has known Timothy L. Kuker (Lincolns President) for more than 20 years. Mr. Kuker approached Mr. Cook with the idea to start a used car dealer floor plan business using the vehicle of a public company. Mr. Cook agreed to participate in the venture by providing his services in preparing and filing the necessary documents with the SEC to make Lincoln a public company. Mr. Cooks also agreed to serve on the Board Of Directors and as Corporate Secretary. Lincoln has retained other Counsel to handle issues other than securities work.

Management's Discussion and Analysis

20. We have provided an MD&A. Please see pages 19-21.

21. Please see pages 20 and 21, Liquidity and Cash.

Proposed Business

   22., 23., 24., 25. and 26. Please note all of the figures have been corrected. See pages 21-25.

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Liquidity and Capital Resources

    Our capital resources have been acquired through the sale of shares of our common stock.

    At December 31, 2008, we had total assets of $19,849 consisting of cash, notes receivable, interest receivable and prepaid expenses.

    At December 31, 2008, our total liabilities were $6,652 consisting primarily of notes and interest payable to Jonathan Kuker, a related party.

    We anticipate taking the following actions during the next 12 months, assuming we receive the required funding:

    Find and lease location for company offices, purchase office equipment, hire employees and begin training.

    Begin Operations

    Start Marketing Phase, Develop Sales Materials and Presentations.

    Cash Requirements

    We intend to provide funding for our activities, if any, through a combination of the private placement of the Company=s equity securities or the public sales of equity securities. Current management is willing and able to supplement capital raised in this public offering with additional investment.

    We have no agreement, commitment or understanding to secure any funding from any other source.


Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.


BACKGROUND

Lincoln Floorplanning Co., Inc., a Nevada Corporation formed on September 25, 2007 plans to provide Floor Plan Financing to used car dealerships in North Carolina (initially) at interest rates and fees competitive with the market place for this type of financing.

Lincoln has never been in bankruptcy or receivership. The Company is a new venture.

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Lincoln's executive office is located at 1326 South Ridgewood Avenue, Suite 8B,
Daytona Beach, FL 32114. The telephone number is (386) 258-1678, and the fax number is (386) 258-1677.

Lincoln is not operating its business until such time as capital is raised for operations.

PROPOSED BUSINESS

Lincoln has provided floorplan financing to T & J Auto Sales, Franklin, NC on a trial basis. Lincoln has provided this financing to T&J in order to develop and perfect its software and procedures to be used on a daily, weekly, and monthly basis for its floor plan services. The trial procedures worked to managements satisfaction. Upon obtaining the necessary capital, Lincoln will begin to offer its floorplan services to other automobile dealerships. Lincoln will first start in the Franklin, NC area and then expand into other parts of North West North Carolina. In order to avoid any possible conflicts of interest Lincoln will have no further dealings with T&J Auto Sales. T&J is owned by Timothy Kuker (Lincolns President) and Ronald Worl (Lincoln=s Vice President). Ronald Smith and Jennifer Taylor are employees of T&J and are shareholders of Lincoln.

Lincolns strategy is to market to smaller dealers, auto auctions, and independent used auto dealerships where larger banking and financial institutions are not interested. Approximately 4,000 potential customers meeting this description exist in the states of North Carolina, South Carolina, Georgia, and Florida. Lincoln will fund floorplanning of used car inventory. It intends to also provide financing to the purchasers of used cars from dealers who are using Lincoln as the dealers floorplan financer using Lincolns equity funding. Management believes that by using strict underwriting and approval procedures imbedded in its software procedures, Lincolns floorplanning program should quickly recapture each cash outlay thus, building capital over the short term.

The projected trends for the used auto market expect a 5% increase in sales, up from 2008 and could allow the financing options offered by the Company to be appealing to the intended market (Saywers, Arlena. Used-Car Forecast, Automotive News, January 19, 2009).

Based upon reports from the National Independent Automobile Dealers Association, specifically the 2008 Used Car Industry Report, Section 3, the intended market

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of automobile dealerships has historically sold an average of 25 automobiles per month. On average, 13 of the sold vehicles will have been financed through a floorplanning program. This nationally published information supports the example used by the Company in its Floorplan model.

The Company completed its own survey on February 18, 2009 of 24 Used Automobile Dealers picked at random in the tri-state area (NC, GA & SC). They were asked the following questions:

How many vehicles do you keep in stock? Response 35.
On average, how many vehicles do you sell per month? Response 18.
Do you use in-house financing for customers? Response Yes, all 24.
How many vehicles are sold using in-house financing? Response 10 on average.
Do you use a floorplanning program? Response 10 of 24.
On average, how many vehicles are in the plan? Response 14.
What is your average outstanding balance? Response $44,000. Some that had higher unit sales per month would not disclose the balance due on their floorplans, which explains the low average balance in the survey.

Of the 24 dealerships surveyed, 21 were interested in receiving information on the Companys floorplanning and retail financing programs.

Lincolns figures are based on 25 dealerships that typically floorplan 10 cars per month with an average 2% per month simple interest and an average, $238, per vehicle, processing fee. Figures are also based on the average cost of a floorplanned vehicle costing from $4,000 to $7,500. Lincoln will fund an average of $100,000 blocks per dealership expecting an average use of 70% of the credit limit. An example could be conservatively based on a dealership having floorplanned 10 cars that sell on average within 60 days of funding.

For one car funded at $7,000, the dealership would pay $4.38 per day funded (times 60 days equals $263). There is also a $238 processing fee and a $10 per audit (done every 30 days) fee.

As an example on one dealerships single vehicle:

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	Funding amount	        $   7,000
	Processing Fee	        $     238
	60 days interest	$     263
	Audits (two audits)	$      20
                                $   7,521


The revenue from one vehicle would be $521 for 60 days, times six periods per year would total $3,126. When multiplied by the expected average of 10 floorplanned vehicles per dealership, the total revenue per dealership would be $31,260 per year, of which $14,280 is from processing, $15,780 is from interest and $1,200 is from auto audit fees.

Lincoln expects to have attracted a minimum of 25 dealerships upon completion of the first full year in operation. This results in an expected $781,500 in annual gross revenue, of which $357,000 is from processing, $394,500 is from interest and $30,000 is from auto audit fees.

Lincolns cost of money for 25 dealerships at 8% (based on $2,500,000) would equal $200,000 annually.

General and Administrative Expense is estimated to be $123,840 and Audit Floor fees $30,000 for an annual total of $153,840.

Therefore, $781,500 Gross Revenue less Interest Expense of $200,000 and Total Expenses of $ $153,840 results in a Net Revenue of $427,660 per year.

Once Lincoln has established its floorplan operation, Lincoln intends to buy consumer purchase contracts from buy here pay here dealers who are using Lincoln as the dealers floorplan financer. Lincoln intends to use the following model:

Dealer buys a vehicle for $3,000. Customer buys vehicle for $5,000. Customer puts a $1,000 down payment and qualifies for Lincolns secondary financing program. The dealer keeps the down payment of $1,000.

Lincoln then buys the contract from dealer for $4,000 and advances 50% of the principal funds ($2,000). This clears the dealer out of its initial investment allowing dealer to replace inventory. The remaining $2,000 goes into a reserve account that will be explained below. The customer is then responsible to repay Lincoln the contract amount of $4,000 plus 29.9% interest per annum at the contracted monthly increments ranging from six months to 24 months.

                                       8

As the customer pays the monthly payment, Lincoln receives the interest and sends 50% of the remaining principal amount of the payment to the dealer.

In this case, a 24 month contract at 29.9% interest could be drawn up resulting in a $223.40 monthly payment from the customer to the Company. This results in payments from customer totaling $5,361.60, Lincoln=s interest revenue would be $1,361.60 over 24 months.

Once the customer has repaid the 50% ($2,000 plus interest) that Lincoln funded to the dealer, the monthly payment will start to decrease the reserve account in principal only increments until reserve is depleted. The principal is still sent to the dealer and Lincoln still keeps the interest.

In essence, the reserve account is a guarantee that Lincoln's investors face no foreseeable potential for loss because the contracts are collateralized and covered by both customer and the bonded dealership. In the event of default, the dealer, not the individual, is responsible to repay the remaining contracted amount, which includes both the initial funded 50% and the reserve that had not yet been released plus interest and fees, to Lincoln immediately . Lincoln has zero responsibility to attempt to collect the lost vehicle or recapture the customers delinquent account.

Because of Managements knowledge of industry trends, Lincoln believes each of the 25 dealerships, attracted within the first year, can process 10 secondary finance customers per month, totaling 120 per year. (240 X $1,361.60 = $326,784)

Over two years, projected gross interest revenue from each dealership would be $326,784. Projected gross revenues from 25 dealerships are approximated to be $8,169,600 over two years or $4,084,800 per year.

The approximate expenses for the 25 dealerships to cover the two year contracts are as follows:

Approximate capital required to fund 25 dealerships over a two year secondary financing agreement, based on previous listed projections is $3,000,000. Cost of money based on a 8% rate on $3,000,000 is $480,000 over the two year period. Estimated administrative expenses are $2,200,000. Miscellaneous expenses, to include a reserve account, are expected to be $975,000. Total expenses estimated to be $3,655,600, resulting in gross profit of $4,514,600.

                                       9


Management

27. We have provided new biographies on pages 26 and 27.

Executive Compensation

28. See new chart on page 28.

Legal Proceedings

29. The following appears on page 30:

LEGAL PROCEEDINGS

Lincoln is not involved in any litigation or any material legal proceeding. No Officer or Director is involved in any litigation or any material legal proceeding.

Recent Sales of Unregistered Securities

30. See new figures and new chart pages 31 and 32.

31. 6,656,250 is the correct number.

Undertakings

32. We have provided the proper undertakings.

Financial Statements
Statement of Cash Flows

33. The table of recent sales is corrected and properly reconciles with the Statement of Cash Flows.

Note 1   Organization

34. We have revised Note 1.

Note 2   Significant Accounting Policies
Basis of Presentation/Going Concern:

35. We have revised Note 2.

General

36. We have provided an updated consent.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

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The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                            Sincerely,


                            /s/ Timothy L. Kuker
                            Timothy L. Kuker
                            President and Chief Executive Officer